May 22, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (212) 302-8094</u>

Thomas Viertel
Executive Vice President and Chief Financial Officer
Presidential Realty Corporation
180 South Broadway
White Plains, NY 10605

Re: **Presidential Realty Corporation**
        Form 10-KSB for the year ended December 31, 2005
        Filed March 31, 2006
        File No. 1-08594

Dear Mr. Viertel:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant